Exhibit 99.1

PACIFIC HARBOUR CAPITAL LTD.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010

 (Stated in Canadian dollars)

INDEPENDENT AUDITORS’ REPORT

To the shareholders of Pacific Harbour Capital Ltd.

We have audited the consolidated balance sheets of Pacific Harbour Capital Ltd. (a development stage company) as at March 31, 2010 and 2009 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The audited consolidated financial statements for the year ended March 31, 2008 were examined by other auditors who expressed an opinion without reservation on those statements in their report dated July 21, 2008.

/s/DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
July 14, 2010

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated July 14, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
July 14, 2010

PACIFIC HARBOUR CAPITAL LTD.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS

	March 31, 2010	March 31, 2009

ASSETS
Current:
Cash and cash equivalents	$194,169	$454,974
Marketable securities (Note 3)	20,000	10,198
Prepaid expenses and deposits	21,266	21,074
	235,435	486,246

Investments (Note 3)	100,056	100,056
Equipment (Note 4)	9,269	12,565

	$344,760	$598,867

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current:
Accounts payable and accrued liabilities	$24,644	$25,013

Stockholders’ Equity
Capital stock (Note 5)	7,616,876	7,616,876
Contributed surplus	422,733	422,733
Deficit	(7,719,493)	(7,465,755)
	320,116	573,854

	$344,760	$598,867

Going Concern (Note 1)
Commitment (Note 7)
Subsequent Events (Note 12)

APPROVED BY THE DIRECTORS:

“Thomas Pressello”	“David Raffa”
Thomas Pressello, Director	David Raffa, Director

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC HARBOUR CAPITAL LTD.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

		Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008

Revenue
Administration services and rent (Note 6)		$-	$39,970	$48,000
General and administrative expense – (Schedule 1)		(274,500)	(307,576)	(480,505)

Loss before other items		(274,500)	(267,606)	(432,505)

Other items
Fair value changes of marketable securities (Note 3)		11,000	(35,606)	(20,843)
Foreign exchange gain (loss)		-	1,698	(1,395)
Interest income		399	13,254	30,890
Gain on sale of marketable securities (Note 3)		9,363	-	-
Write-off of accounts payable		-	27,148	-
		20,762	(20,654)	8,652

Net and comprehensive loss		(253,738)	(261,112)	(423,853)

Deficit, beginning		(7,465,755)	(7,204,643)	(6,780,787)

Deficit, ending		$(7,719,493)	$(7,465,755)	$(7,204,640)

Basic and diluted loss per share	$	(0.04)	$(0.04)	$(0.06)

Weighted average number of shares outstanding		7,247,703	7,247,703	7,247,703

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC HARBOUR CAPITAL LTD.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008

Operating Activities
Net loss	$(253,738)	$(261,112)	$(423,853)
Non-cash items:
Amortization	3,296	4,354	5,708
Gain on sale of marketable securities	(9,363)	-	-
Fair value change of marketable securities	(11,000)	35,606	20,843
Stock-based compensation	-	-	151,254
Write-off of accounts payable	-	(27,148)	-
Net change in non-cash working capital balances:
Prepaid expenses	(192)	991	(1,274)
Accounts payable	(369)	2,625	(10,848)
	(271,366)	(244,684)	(258,170)

Financing Activities
Proceeds from sale of marketable securities	10,561	-	-
	10,561	-	-

Investing Activities
Investments and marketable securities	-	-	(50,056)
Purchase of equipment	-	(856)	(549)
	-	(856)	(50,605)

Change in Cash and Cash Equivalents	(260,805)	(245,540)	(308,775)

Cash and cash equivalents , Beginning	454,974	700,514	1,009,289

Cash and cash equivalents , Ending	$194,169	$454,974	$700,514

Cash is comprised as follows:
Cash	$25,938	$42,501	$52,676
Money market investments	-	-	96,837
Term deposits	168,231	412,473	551,001
	$194,169	$454,974	$700,514

Supplemental cash flow information:
Cash paid for:
Interest	-	-	-
Income taxes	-	-	-

The accompanying notes are an integra

l part of these consolidated financial statements.

PACIFIC HARBOUR CAPITAL LTD.	Schedule I
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008

General and administrative expenses

Amortization	$3,296	$4,354	$5,708
Audit fees	15,240	16,699	13,005
Bank charges	332	525	546
Consulting and management salaries (Note 6)	24,000	24,000	24,000
Corporate administration	26,220	28,082	27,355
Filing and regulatory fees	9,664	13,224	14,614
Legal and professional fees	5,965	2,791	16,486
Office and general	15,154	19,650	19,644
Rent and utilities	98,188	100,560	100,529
Shareholder information and investor relations	1,496	-	830
Stock-based compensation	-	-	151,254
Transfer agent fees	7,097	8,307	6,957
Travel and promotion (recovery)	(3,505)	14,579	18,002
Wages and benefits	71,353	74,805	81,555
	$274,500	$307,576	$480,505

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC HARBOUR CAPITAL LTD
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010

Note 1	Nature of Operations and Continuance of Operations

Pacific Harbour Capital Ltd. is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act. Its common shares are traded on the TSX Venture Exchange and the OTC Bulletin Board. The Company is in the business of providing administration services to public companies and is actively searching for other business opportunities.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. During the current year, the Company recorded a net loss of $253,738 and has incurred cumulative losses of $7,719,493 since inception. Continued operations of the Company are dependent on the Company’s ability to complete additional equity financings or generate profitable operations in the future. Management plans to fund future operations by issuing common shares. These uncertainties represent a liquidity risk and may impact the Company’s ability to continue as a going concern in the future. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

Note 2	Significant Accounting Policies

a) Principle of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All inter-company transactions and balances have been eliminated upon consolidation.

b) Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

c) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The significant areas requiring the use of management estimates relate to the determination of the carrying value of investments, fair value of stock based compensation and future income tax rates.

PACIFIC HARBOUR CAPITAL LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010

Note 2	Significant Accounting Policies- (cont’d)

d) Financial Instruments

The Company has made the following designations of its financial instruments: cash and cash equivalents and marketable securities as held-for-trading; investments as available for sale; accounts payable as other financial liabilities. Investments are measured at historical cost and not at fair value as the fair value cannot be reasonably established due to the absence of a market price.

Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862-“Financial Instruments-Disclosure” requires an entity to classify fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value. The levels and inputs which may be used to measure fair value are as follows:

1. Level 1- fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities

2. Level 2- fair values are based on inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or

3. Level 3- Applies to assets and liabilities for inputs that are not based on observable market data, which are unobservable inputs.

Financial instruments classified as level 1 – quoted prices in active markets include cash and cash equivalents.

e) Future Income Taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not than a future tax asset will be recovered, it provides a valuation allowance against the excess.

PACIFIC HARBOUR CAPITAL LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010

Note 2	Significant Accounting Policies- (cont’d)

f) Equipment

Equipment is recorded at cost. Amortization has been calculated using the following annual rates and methods:

	Computer equipment	30% declining balance
	Office furniture	20% declining balance

g) Loss per Share

Basic loss per share is computed by dividing the net loss for the year available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of the entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti- dilutive.

h) Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets are translated at the exchange rates in effect at the time of acquisition. Revenues and expenses are translated at the average exchange rate in effect during the period. Realized and unrealized foreign exchange gains and losses are included in earnings.

i) Stock-Based Compensation

The Company records all stock option awards at fair value as determined using the Black- Scholes option pricing model. All stock awards to employees and non-employees are measured at the time of grant, or revision, and the fair value attributed is charged to operations, allocated to specific asset accounts, and recognized over the vesting period. Upon exercise, the fair value of share purchase options or specified warrants is allocated from the contributed surplus account to share capital.

j) Impairment of Long-lived Assets

The carrying value of long-lived assets with fixed or determinable lives is reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Impairment determinations are based on management’s estimate of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

PACIFIC HARBOUR CAPITAL LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010

Note 2	Significant Accounting Policies- (cont’d)

k) Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, Emerging Issues Committee issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This guidance clarified that an entity’s own risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This adoption has not resulted in significant impact on the Company’s financial statements.

l) Future Accounting Policies

International Financial Reporting Standard (“IFRS”) The Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. The first reporting fiscal year for the Company using IFRS will be for the year starting April 1, 2011. While the Company has begun assessing the adoption of IFRS for fiscal year ended March 31, 2012, the impact of the transition to IFRS cannot be reasonably estimated at this time.

Other

For interim and annual financial statements relating to its fiscal year commencing April 1, 2011, the Company will be required to adopt new CICA Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests”. Section 1582 replaces existing Section 1581 “Business Combinations”, and Sections 1601 and 1602 together replace Section 1600 “Consolidated Financial Statements”. The adoption of Sections 1582 and collectively, 1601 and 1602 provides the Canadian equivalent to IFRS 3 “Business Combinations” and International Accounting Standard IAS 27 “Consolidated and Separate Financial Statements” respectively. The impact of adopting these new standards has not yet been assessed and cannot reasonably be estimated at this time.

PACIFIC HARBOUR CAPITAL LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010

Note 3	Marketable Securities and Investments

Holdings of marketable securities and investments as at March 31, 2010 and 2009 are as follows:

	a)	Marketable Securities:

	March 31, 2010			March 31, 2009
Investee	Number of Shares	Fair Market Value	Cost	Number of Shares	Fair Market Value	Cost

Baja Mining Corp.	25,000	$20,000	$16,494	25,000	$8,500	$16,494
Minterra Resource Corp	100,000	-	21,000	100,000	500	21,000
Inovio Biomedical Corp.	Nil	-	17,770	5,000	1,198	17,770

		$20,000	$55,264		$10,198 $	$55,264

b)	Investments:

		March 31, 2010		March 31, 2009
	Investee	Number of Shares	Cost	Number of Shares	Cost

	Yellowhead Mining Inc.	125,000	$50,000	125,000	$50,000
	Ethoca Solutions Inc.	1,823	50,056	1,823	56,056

			$100,056		$100,056

Note 4	Equipment

			March 31, 2010	March 31, 2009
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Computer Equipment	$39,551	$34,076	$5,475	$7,821
Office Furniture	20,635	16,841	3,794	4,744

	$60,186	$50,917	$9,269	$ 12,565

PACIFIC HARBOUR CAPITAL LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010

Note 5	Share Capital
	a)	Authorized:
100,000,000 common shares without par value.
100,000,000 preferred shares without par value

b)	Issued:	Number of common shares	Amount

	Balance, March 31, 2010, 2009 and 2008	7,247,703	$7,616,876

c)	Stock-Based Compensation Plan

The Company has a stock option plan (the “Plan”) for executives, employees and consultants whereby a maximum of 20% of the issued shares will be reserved for issuance under the Plan. Options are granted with an exercise price determined by the Board of Directors, which may not be less than the market price of the Company’s stock on the date of the grant. The vesting provisions are determined by the Board of Directors and are defined in each stock option agreement.

As at March 31, 2010 and 2009, the Company had 1,134,028 stock options outstanding entitling the holders thereof the right to purchase one common share for each option held. As at March 31, 2010, the weighted average exercise price and weighted average life is $0.24 and 1.7 years, respectively.

Note 6	Related Party Transactions

For the year ended March 31, 2010, 2009 and 2008, the Company was charged the following expenses by directors or companies with common directors:

	2010	2009	2008

Administration recovery	$-	$ (39,970)	(48,000)
Management fees and salaries	24,000	24,000	24,000
	$24,000	$(15,970)	$(24,000)

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

PACIFIC HARBOUR CAPITAL LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010

Note 7	Commitment

The Company is committed to an operating lease for office space until January 31, 2011. Estimated future minimum payments under the lease are $71,500.

Note 8	Capital Risk Management

The Company’s capital includes share capital and cash. The Company manages its capital to safeguard the entity’s ability to continue as a going concern in order to continue operations and provide returns to shareholders.

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may dispose of its investments to realize proceeds, raise capital through equity financings and borrow funds in the form of advances from related parties.

To facilitate the management of its capital requirements, the Company prepares annual operating budgets and cash flows.

The Company is not subject to externally-imposed capital requirements and the Company’s overall strategy with respect to capital risk management has not changed during the year ended March 31, 2010.

Note 9	Financial Instruments

The principal financial instruments used by the Company are as follows:
· Cash and cash equivalents,
· Marketable securities,
· Investments, and
· Accounts payable

The Company has exposure to liquidity risk and market risk as a result of its use of financial instruments.

PACIFIC HARBOUR CAPITAL LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010

Note 9	Financial Instruments - (cont’d)

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meetits financial obligations as they come due. The Company’s policy is to ensure that it will have sufficient cash to meet its liabilities when they become due. To achieve this objective, the Company seeks to maintain positive working capital at all times.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments. The Company anticipates that it will have adequate liquid resources to meet its obligations under reasonably expected circumstances for the next 12 months. (See also Note 12 Subsequent Event)

Market Risk

Market risk is the risk that the fair market value of the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates and equity and commodity prices. The Company is exposed to market risk in trading its marketable securities and investments. The Company manages market risk by investing in diverse industries and companies. The Company also has set thresholds on purchases of investments.

The Company invests surplus cash in fixed rate term deposit. It is the Company’s policy to reduce interest rate risk over future cash flows through the use of fixed rate instruments.

Note 10	Material Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements have been prepared in accordance with GAAP in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with GAAP in the United States of America.

There are no material differences between Canadian and US GAAP which affect the Company’s results of operations and financial position.

PACIFIC HARBOUR CAPITAL LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010

Note 10	Material Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) – (cont’d)

Recently Adopted Accounting Guidance

On April 1, 2009, the Company adopted authoritative guidance issued by the Financial Accounting Standards Board (“FASB”) on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the capitalization of in-process research and development at fair value and requires the expensing of acquisition-related costs as incurred. The Company has not completed any business combinations so the adoption of the new guidance did not affect the financial statements.

On April 1, 2009, the Company adopted the authoritative guidance issued by the FASB that changes the accounting and reporting for non-controlling interests. Non-controlling interests are to be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control are to be accounted for as equity transactions. In addition, net income attributable to a non- controlling interest is to be included in net income and, upon a loss of control, the interest sold, as well as any interest retained, is to be recorded at fair value with any gain or loss recognized in net income. The adoption of the new guidance did not affect the Company’s financial statements.

During the year ended March 31, 2010, the FASB issued new codification standards which represent the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (‘SEC’) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification supersedes all non-SEC accounting and reporting standards that existed before the codification. All other non-grandfathered, non-SEC accounting literature not included in the codification is non- authoritative. The adoption of the new guidance did not affect the Company’s financial statements.

Recent Accounting Guidance Not Yet Adopted

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. It does not expect the adoption of these pronouncements to have a material impact on its financial position, results of operation or cash flows.

PACIFIC HARBOUR CAPITAL LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010

Note 11	Income Taxes

A reconciliation of income taxes at statutory rates to the Company’s effective income tax expense is as follows:

	2010	2009	2008

Loss before income taxes	$(253,738)	$(261,112)	$(423,853)
Statutory tax rate	28.5%	31%	33.47%

Expected income tax recovery	72,314	80,945	142,000
Increase (decrease) resulting from:
Non-deductible differences	(2,196)	(3,445)	(53,000)
Impact of change in tax rates	38,537	(229,000)	(312,000)
Unrecognized tax losses and change in valuation allowance	35,973	151,500	223,000

Income tax recovery	$-	$-	$-

Future tax assets and liabilities of the Company were comprised of the following:

	2010	2009	2008

Non-capital losses carried-forward	$375,004	$332,000	$486,900
Capital losses carried forward	62,500	65,000	65,000
Equipment	(505)	(600)	4,000
Marketable securities	4,374	9,000	1,000
	441,373	405,400	556,900
Less: Valuation allowance	(441,373)	(405,400)	(556,900)

Net future tax asset	$-	$-	$-

PACIFIC HARBOUR CAPITAL LTD.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010

Note 11	Income Taxes (cont’d)

As at March 31, 2010, the Company has incurred non-capital losses available for carry forward totalling $1,500,016, which expire from 2013 to 2030 as follows:

2013	$382,000
2014	395,000
2025	163,000
2026	16,000
2028	244,000
2029	225,506
2030	74,510
$1,500,016

A valuation allowance has been used to offset the net benefit related to the future tax assets as a result of the uncertainty associated with the ultimate realization of these tax assets before expiry.

Note 12	Subsequent Events

The Company completed a non-brokered private placement for a total of 40,000,000 units at a price of $0.075 per unit for gross proceeds of $3,000,000. Each unit consisted of one common share and one transferable share purchase warrant exercisable into one share at a price of $.10 per share for a period of two years following issuance.